EXHIBITS TO BE FILED BY EDGAR


Exhibits

      A-5(a)   - Amended and Restated Limited Partnership  Agreement of
                 Met Ed Capital, dated May 24, 1999.

      A-6(a)   - Action Creating Series A Preferred  Securities,  dated
                 May 24, 1999.

      A-6(b)   - Preferred  Security  Certificate,  dated May 28, 1999,
                 representing 4,000,000 Series A Preferred Securities.

      A-9(a)   - Amended and Restated Trust Agreement of Met-Ed Capital
                 Trust, dated May 24, 1999.

      A-10(a)  - Trust  Securities  Certificate,  dated  May 28,  1999, representing 4,000,000 Trust Preferred Securities.

      A-11(a)  - Indenture, dated as of May 1, 1999, between Met-Ed and
                 United States Trust Company of New York, as Trustee.

      A-12(a)  - 7.35% Subordinated Debenture, Series A due 2039.

      B-1(a)   - Payment and Guarantee Agreement of Met-Ed, dated as of
                 May 28, 1999.